Issuer Free Writing Prospectus dated March 13, 2012

Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration No. 333- 179838

Free Writing Prospectus

Domestic company-owned same store sales (including GNC.com internet sales, “Same Store Sales”) is one of the primary drivers of GNC Holdings, Inc.’s (the “Company”) business and is thus indicative of the Company’s overall performance.  Through January and February, 2012, preliminary results reflect that Same Store Sales increased by approximately 16% compared to the same period in the prior year due to continued strength in major product categories.  This compares to an increase of approximately 6% in Same Store Sales for the first two months of fiscal 2011, and a 7.5% increase that the Company reported for the first quarter of fiscal 2011, compared to the same periods in the prior year.  The first fiscal quarter of 2011 included a monthly Same Store Sales increase of 10.4% in March 2011 compared to March 2010, which is notable because March 2011 marked the beginning of relatively higher Same Store Sales performance in 2011, which has continued in 2012.

The above information and expectations are based on preliminary data for only a portion of the first quarter, which has not been subjected to the Company’s normal quarter-end closing and review procedures. Because the preliminary information for this period is not for an entire fiscal period and will be subject to quarter-end closing procedures and/or adjustments, it should not be viewed as a substitute for full interim financial statements prepared in accordance with accounting principles generally accepted in the United States and reviewed by the Company’s auditors. This preliminary information could change materially and is not necessarily indicative of the results to be achieved for the quarter ending March 31, 2012, the remainder of fiscal year 2012 or any future period.

The information above contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the Company’s financial condition, results of operations and business that is not historical information.  Forward-looking statements can be identified by the use of terminology such as “subject to,” “believes,” “anticipates,” “plans,” “expects,” “intends,” “estimates,” “projects,” “may,” “will,” “should,” “can,” the negatives thereof, variations thereon and similar expressions, or by discussions of strategy and outlook.  While the Company believes there is a reasonable basis for its expectations and beliefs, they are inherently uncertain, and the Company may not realize its expectations and its beliefs may not prove correct.  The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.  Actual results could differ materially from those described or implied by such forward-looking statements.  For a listing of factors that may materially affect such forward-looking statements, please refer to the prospectus that is contained in the Company’s registration statement on Form S-1 (File No. 333-179838) filed with the U.S. Securities and Exchange Commission.

The information set forth herein has also been disclosed by the Company in a current report on Form 8-K/A filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 13, 2012.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  The preliminary prospectus is available on the SEC Web site at http://sec.gov/Archives/edgar/data/1502034/000104746912002542/a2207818zs-1a.htm.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free J.P. Morgan Securities LLC at 1-866-803-9204, or Goldman, Sachs & Co. at 1-866-471-2526.